FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated February 16, 2006, regarding the signing of an agreement among certain of its shareholders.

Item 1

MATERIAL FACT

In compliance with the provisions in Article 112.2 of Securities Market Act 24/1988, of 28th July, Banco Santander Central Hispano, S.A. (the “Bank”) hereby advises that it has been formally notified of the signing of an agreement among certain of its shareholders regarding the exercise of voting rights and imposing the parties thereto limitations on the transferability of the shares.

The signing of the pact has also been notified to the National Securities Market Commission (CNMV) by Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, who has filed the respective document with the Registry of the latter supervisory body. As is mandatory, once these notifications have been made, the document in which the pact is set forth will be filed with the Mercantile Registry of Cantabria.

The pact was signed on 6th February 2006 by Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Emilio Botín-Sanz de Sautuola y O’Shea, Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A. Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, and concerns the syndication of shares of the Bank held by the signatories or those on which the signatories have been granted voting rights.

The purpose of the syndication pact is to achieve – by means of the establishment of restrictions on the free transferability of the shares (or, as the case may be, on the limited rights over them) and the regulation of the exercising of the voting rights inherent in them or in those limited rights – that the representation of the members of the Syndicate as shareholders of the Bank is undertaken at all times in a coordinated manner, in order to implement a long-lasting and stable common policy and an effective and unified representation in the Bank’s corporate bodies.

Shares included in the syndication

The syndication comprises a total of 44,396,513 shares of the Bank (0.710 % of its capital) or the limited rights over them, broken down as follows:

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	1,638,712
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	4,977,323
Mr. Emilio Botín-Sanz de Sautuola y O’Shea	9,036,292
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	8,793,481
Simancas, S.A.	3,997,426
Puente San Miguel, S.A.	1,555,484
Puentepumar, S.L.	4,511,853
Latimer Inversiones, S.L. (1)	5,946,508
Cronje, S.L. Unipersonal	3,939,434
TOTAL:	44,396,513

(1) The bare ownership of 553,508 shares corresponds to the Marcelino Botín Foundation, but the voting rights are assigned to Latimer Inversiones, S.L. as the usufruct titular of such shares.

Additionally, and as established in Clause One of the syndication pact, the syndication is extended to other shares of the Bank which as of today or subsequently may be held directly or indirectly by the signatories, or with respect to which the latter may have been granted voting rights, although only with respect to the exercising of such voting rights. Thus, as of today’s date, the following 2,389,890 shares (0.038 % of the Bank’s share capital) are also included in the Syndicate:

Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (1)	2,300,000
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (2)	84,702
Mr. Emilio Botín-Sanz de Sautuola y O’Shea	5,188
TOTAL:	2,389,890

(1) Indirectly, through Inversiones November, S.L.
(2) Indirectly, through Cronje, S.L. Unipersonal

The Syndicate will keep a register of syndicated shareholders, which shall state the ownership of the syndicated shares, as well as the setting-up of rights in rem or encumbrances over them.

Duration of the Syndicate

Fifty years from 1st January 2006, being renewable for consecutive periods of ten years in the event that none of the parties gives notice of termination six months prior to the conclusion of the initial period or of the respective renewals thereof.

The Syndicate may only be terminated in advance through the unanimously resolution of its members.

Registered office of the Syndicate

The registered office of the Syndicate will be in the municipal district of Santander.

Chairman of the Syndicate

The Chairman of the Syndicate will be the person who is at any time the Chairman of the Board of Trustees of the Marcelino Botín Foundation. At the present time, such person is Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos.

The management and representation of the Syndicate will be attributed at all times to its Chairman, defined as a one-person body holding the highest representation of the Syndicate for all purposes and who shall at all times represent the syndicated shares before the Bank.

The Chairman of the Syndicate will receive no payment for holding such office, notwithstanding the right to be reimbursed for any duly justified expenses incurred in the performance of his duties.

Meeting of the Syndicate

The Meeting shall comprise all members of the Syndicate, and its resolutions (on matters under its sphere of responsibility) will be binding on all members of the Syndicate, including those dissenting or not participating in the meetings.

The Meeting shall have the following spheres of responsibility: (i) to decide on the direction of the vote of the syndicated shares in the Bank’s corporate bodies with respect to matters specifically submitted to its consideration by the Chairman of the Syndicate; (ii) to decide on the exercising of the rights attributed to the Syndicate in relation to the transfer of syndicated shares; (iii) to modify any article of the Regulations of the Syndicate; and (iv) to resolve on alleged breaches of the Regulations, and where applicable, the application of the penalty clause established.

The Chairman shall call a Meeting whenever it is necessary to submit to it questions under its sphere of responsibility, and provided he so decides. A Meeting shall also be called whenever it is requested by more than one half of the members of the Syndicate, provided that the latter are holders of half plus one of the syndicated shares. The Meeting will be considered validly constituted to discuss any matter whenever it is attended, personally or by representation, by at least three quarters of the members of the Syndicate, provided that they also represent a minimum of three quarters of the total of the syndicated shares. The Meeting will also be considered validly constituted to discuss any matter if, all the members of the Syndicate being present or represented, it is unanimously decided to hold it.

Each member of the syndicate shall have as many votes as the number of syndicated shares held directly or indirectly by him/her. Each member shall cast his/her vote in a unified manner and in the same direction with respect to the total number of syndicated shares directly or indirectly held by him/her.

Resolutions of the Meeting must be adopted with the favourable vote of at least three quarters of the total number of syndicated shares present or represented.

Minutes will be kept of each Meeting of the Syndicate.

Exercising of the voting rights of the syndicated shares

The members of the Syndicate agree to syndicate and group together the voting rights and other political rights inherent in the syndicated shares, so that the exercising of such rights (and in general the procedure followed by the members of the Syndicate before the Bank) is carried out in a coordinated manner and in accordance with the instructions and indications and the criteria and direction of the vote, necessarily unified, to be given by the Syndicate, the representation of such shares being attributed for such purpose to the Chairman of the Syndicate as the common representative of the members of the latter.

Assignment of syndicated shares as gratuitous loan and delegation of vote

In order to make it possible to achieve the aim of unifying the direction of the vote of the syndicated shares and to give effect to the restrictions on their transferability, the parties to the pact, assign the use of the syndicated shares respectively held by them as a gratuitous loan to the person who at any time holds office as Chairman of the Board of Trustees of the Marcelino Botín Foundation. In his capacity as Chairman of the Board of Trustees of the Marcelino Botín Foundation, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos accepts the assignment of the use in his favour made on the syndicated shares. The assignment as gratuitous loan made under the terms expressed above shall remain, in any event, in favour of the consecutive successors of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos as chairman of the Board of Trustees of the Marcelino Botín Foundation, without any further requirement than the unilateral acceptance of the person who at any time holds such office. The assignment of use only entails the assignment to the gratuitous borrower of the authorisation to exercise the voting right and similar rights of a political nature in all matters which, in accordance with the Regulations of the Syndicate, are limited to the sphere of responsibility of the Chairman of the Syndicate, those matters that are subjected to the sphere of responsibility of the Meeting of the Syndicate being expressly excluded. Under no circumstances shall it entail the assignment of ownership or the exercising of rights of an economic or mixed nature, the gratuitous borrower being obliged to facilitate to the assignors the exercising of the rights of such nature.

Additionally, whilst the Bylaws of the Bank or applicable legal provisions so require, the assignors are under an obligation to grant their representation to the gratuitous borrower for the exercising of the rights of attendance and voting at the General Meetings of the Bank in the terms of article 106 of the Corporations Act (”Ley de Sociedades Anónimas”). Whenever so required by the gratuitous borrower, the representation should be granted to the person designated by him. The representation so granted excludes the attendance of the represented members of the Syndicate at General Meetings of the Bank in their capacity as shareholders of the same or representing shareholders of the same.

Presence in management bodies

Members of the Syndicate who are also members of management bodies of the Bank expressly agree to proceed and perform their duties in accordance with the free appraisal, decision and responsibility of the director, and in any event, in an appropriate and orderly manner in the Bank’s corporate interests, it being considered that such procedure coincides with the aims and principles governing the Syndicate. Likewise, they shall undertake their responsibilities in full observation of the duties of diligence, loyalty, trustworthiness and secrecy, and any others that are applicable under legal provisions, and shall act in accordance with the internal rules and regulations of conduct and the criteria and recommendations on matters of good governance established by the Bank at all times.

Restrictions on the transferability of the syndicated shares

The members of the Syndicate agree:

1.	To subject and submit the transfers of syndicated shares that they wish to undertake to the procedures, requirements and authorisations contemplated in the Regulations of the Syndicate.

2.	To maintain, at all times and whilst they remain members of the Syndicate, full and uncontested ownership of their syndicated shares, without setting up any charges, encumbrances or rights of any type on them, except in favour of other members of the Syndicate, and to likewise prevent their syndicated shares from becoming the object of impediment, seizure, retention or any other measure which could affect the exercising and/or effectiveness of the aims of the Syndicate or the provisions obtained in the Regulations of the Syndicate.

3.	To keep the syndicated shares deposited with the Bank as a participating institution in the “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (Securities Registration, Clearing and Settlement Systems Management Company), irrevocably instructing the Bank for such purpose to make the respective breakdowns and not to acknowledge authorisation for the transfer of the Syndicated Shares without prior observation of the requirements contemplated in the Regulations of the Syndicate.

Any transfer of syndicated shares inter vivos, either for valuable consideration or gratuitously, will be subject to the procedures established in the Regulations. Prior to any intended transfer, the member of the Syndicate interested in such transfer shall notify such proposal to the Chairman of the Syndicate, stating the number of syndicated shares he/she wishes to transfer, whether the proposed transfer is for valuable consideration or gratuitous, the price or the procedure for determining it and all the other conditions of the transfer, as well as the identification and circumstances of the proposed acquirer. Transfers intended to be made in favour of another members of the Syndicate or to the Marcelino Botín Foundation will be considered free transfers and not subject to authorisation. In such cases, having received the notification, the Chairman of the Syndicate shall proceed to issue the appropriate certification evidencing the aforementioned circumstances, stating that the transfer in question may be carried out. Any other intended transfer will be subject to the prior authorisation of the Meeting of the Syndicate. The Meeting may freely authorise or reject the proposed transfer, although, and notwithstanding the above, may in any event reject it when the request for authorisation is not accompanied by the irrevocable commitment of the proposed acquirer to adhere to the Regulations of the Syndicate and the transfer is subjected and made conditional upon the formalisation of the aforementioned adhesion with respect to all the syndicated shares it is intended to transfer. Those shareholders intending to transfer their shares will not be entitled to vote for the adoption of the authorisation resolution, and the total of their syndicated shares for the purpose of determining the quorum for the meeting or the majorities required for adopting resolutions will not be counted. Once authorisation has been obtained, where applicable, the Chairman of the Syndicate will issue the certificate evidencing it. The transfer must be made within two months from the date the Meeting is held.

Whenever they become directly or indirectly controlled (within the meaning of article 4 of the Securities Market Act (“Ley del Mercado de Valores”)) by persons who are not members of the Syndicate, members of the Syndicate who are not individuals shall be obliged to transfer the syndicated shares held by them to the other members of the Syndicate and/or to the Marcelino Botín Foundation. Such transfer shall be made for cash, at the price resulting from applying a five percent reduction to the lower of the following values: (i) the average weighted listed price of the Bank’s shares on the continuous market of the Spanish Stock Exchanges for the last natural quarter immediately preceding the day on which the transfer is made, or the immediately preceding business day; or (ii) the listed price of the Bank’s share at close of trading on the Spanish Stock Exchange on the day on which the transfer is made or the immediately preceding business day.

Penalty clause

In the event of any breach by any members of the Syndicate of the obligations contemplated for them, the other members may require the party causing the breach to pay to the Marcelino Botín Foundation an amount established as a conventional penalty. The payment of such penalty will not replace any indemnity for damages, if the latter can be identified and quantified, and the members not in breach of their obligations may cumulatively demand the observation of the obligation and the payment of the penalty.

At the option of the Marcelino Botín Foundation, the penalty shall consist of: (i) payment to the Marcelino Botín Foundation of an amount equal to 25% of the average weighted listed price of the Bank’s share on the continuous system of the Spanish Stock Exchanges for the last natural quarter immediately prior to the date on which the Meeting was held at which the existence of such breach was determined, multiplied by the number of syndicated shares in relation to which the breach occurred; or (ii) the transfer to the Marcelino Botín Foundation, if possible, of those syndicated shares in relation to which the breach has occurred, as a purchase and sale operation and for a price consisting of the average weighted listed price of the Bank’s share on the continuous system of the Spanish Stock Exchanges for the last natural quarter immediately prior to the date on which the Meeting was held at which the existence of such breach was determined, reduced by 25%.

In the case of a breach by a member of the Syndicate who is not an individual, the member responsible for such breach (and where applicable, those other members of the Syndicate who individually or jointly control the member responsible for the breach) shall be answerable jointly and severally for the fulfilment of its obligations and for the consequences of such breach.

Arbitration

Any conflict arising from the Regulations of the Syndicate shall be resolved by one or more arbitrators appointed according to the Arbitration Regulations of the International Chamber of Commerce.

Regulation of the Syndicate of Shareholders

The Syndicate shall be governed by the provisions contained in the Regulations of the Syndicate of Shareholders of Banco Santander Central Hispano, S.A., of which a summary is included in this notification of a Material Fact,

Boadilla del Monte (Madrid), 16th February 2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: February 21, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President